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                                                                    EXHIBIT 99.1

                          INTELLIGENT POLYMERS LIMITED

                               Hamilton, Bermuda


NOTICE IS HEREBY GIVEN that an annual general meeting of Members of INTELLIGENT POLYMERS LIMITED (the "Company"), will be held at 11:00 a.m. Eastern Standard Time (12:00 p.m. Atlantic Standard Time) or as soon thereafter as possible, at the registered office of the Company, Clarendon House, Church Street, Hamilton, Bermuda, on 22nd December, 1999, for the following purposes:

     To appoint a Chairman of the meeting.

     To receive, if available, the financial statements of the Company for the year ended June 30, 1999 together with the auditor's report thereon.

     To determine the number of Directors for the ensuing year (currently three).

     To appoint Directors

          Current Board: Eugene Melnyk
                         Paul W. Haddy
                         David J. Doyle

     To appoint Deloitte & Touche as auditors for the forthcoming year.

     Confirmation of acts.



                                                  Dated: November 29, 1999

                                                  Catharine J. Lymbery
                                                  Secretary